[Dechert Letterhead]

February 28, 2012

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Investment Company
File Nos. 2-71299, 811-3153

Dear Sir or Madam:

Included herewith for filing on behalf of Russell Investment Company (the “Trust”), pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), is one copy, including exhibits, of Post-Effective Amendment No. 167 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The Amendment contains three prospectuses and two statements of additional information for thirty-four of the series of the Trust.

Pursuant to Rule 485(b), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective on February 29, 2012. No fees are required in connection with this filing.

The undersigned hereby represents that the Amendment meets all of the requirements for effectiveness pursuant to Rule 485(b) under the 1933 Act. Please contact me at (617) 728-7139 or John V. O’Hanlon at (617) 728-7111 with any comments or questions concerning this Amendment.

Very truly yours,

/s/ Leah Schubert
Leah Schubert

cc:	Mary Beth Rhoden
John V. O’Hanlon

200 Clarendon Street 27th Floor Boston, MA 02116-5021 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
JILL R. DAMON jill.damon@dechert.com +1 617 728 7135 Direct +1 617 725 8397 Fax

February 28, 2012

Kimberly Browning, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospectuses and Statements of Additional Information (“SAIs”) Contained in Post Effective Amendment No. 162 to the Registration Statement of Russell Investment Company Filed on December 7, 2011

Dear Ms. Browning:

Pursuant to your request, this letter responds to comments you provided to me in telephonic discussions on Friday, January 27, 2012 and Wednesday, February 1, 2012 regarding the prospectuses and SAIs contained in Post-Effective Amendment No. 162 to the Registration Statement for Russell Investment Company (the “Trust” or the “Registrant”) filed with the Securities and Exchange Commission (the “Commission”) on December 7, 2011. Summaries of the comments, and our responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the prospectuses and SAIs unless otherwise indicated.

1.	Comment: Please make the Tandy representations as EDGAR correspondence.

Response: The requested representations will be made.

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco Silicon Valley

Washington DC EUROPE Brussels Dublin Frankfurt London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

3.	Comment: Russell has made a number of filings recently. To the extent that these filings contain identical disclosure, please incorporate all Staff comments through all relevant disclosure.

Response: Registrant notes the Staff’s request and has endeavored to incorporate the Staff’s prior comments on identical disclosure contained in this filing.

4.	Comment: Please confirm that any strategy or risk listed in Item 9 has also been sufficiently and accurately summarized in Item 4, and vice versa, or revise accordingly.

Response: Registrant confirms that any principal strategy or principal risk listed in Item 9 has also been sufficiently and accurately summarized in Item 4, and vice versa.

5.	Comment: In the “Principal Investment Strategies of the Fund” section for each equity Fund, please specify exactly what types of equity securities are included in the Funds’ respective 80% investment policies. Alternatively, explain supplementally why Registrant believes it is in compliance with Rule 35d-1 under the Investment Company Act of 1940.

Response: Registrant respectfully notes that Rule 35d-1 requires only that a Fund adopt policies to invest at least 80% of its assets in the particular type of investment suggested by the Fund’s name. Each equity Fund has adopted such a policy and is in compliance with the rule. In addition, Registrant notes that each Fund’s definition of “equity securities” for purposes of its 80% policy is contained in the third paragraph of each Fund’s Item 9(b) disclosure. Pursuant to Item 4(a) of Form N-1A, the “Principal Investment Strategies of the Fund” section is designed to “summarize how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies….” Registrant believes that each Fund’s current Item 4(a) disclosure accurately summarizes the Fund’s 80% policy, as fully described in its Item 9(b) disclosure. Accordingly, Registrant respectfully declines to make any changes in response to this comment.

6.	Comment: The last sentence of the paragraph preceding the fee table (“Please see the Expense Notes section of the Fund’s Prospectus for further information regarding expenses of the Fund.”)

is not permitted by the Form. Please either delete it, or combine with the prior sentence to comply with Item 3 of Form N-1A.

Response: Registrant respectfully declines to delete the last sentence of the paragraph preceding the fee table, which cross-references to the more fulsome disclosure in the statutory prospectus. While the Instructions to Form N-1A do not require such a reference, Registrant believes that the additional disclosure in the statutory prospectus provides shareholders with important information regarding the Funds and that omitting this reference may suggest to shareholders that all information relating to the Funds’ fees is contained in the summary.

7.	Comment: Please delete the parenthetical “(Non-Fundamental)” in the Investment Objective headings as the disclosure neither required nor permitted by Form N-1A.

Response: Registrant believes that the use of the parenthetical “(Non-Fundamental)” in the prospectus is consistent with Item 2 of Form N-1A and facilitates an investor’s understanding of the Funds’ investment objectives. Accordingly, no change has been made in response to this comment.

8.	Comment: In the Shareholder Fees table for each Fund, please revise the Maximum Deferred Sales Charge (Load) line item to include the information contained in the footnote.

Response: Registrant respectfully declines to relocate the information contained in the footnote to a parenthetical to the “Maximum Deferred Sales Charge (Load)” line item. Instruction 2(a)(i) to Item 3 of Form N-1A permits Registrant to include, in a footnote to the “Maximum Deferred Sales Charge (Load)” line item, a narrative explanation of the sales charge. Registrant believes that its placement of the information in a footnote is consistent with this instruction and also believes that such placement facilitates an investor’s understanding of the “Shareholder Fees” table.

10.	Comment: Please conform the introductory text to the Example for each Fund to the language contained in Item 3 of Form N-1A.

Response: Instruction 1(b) to Item 3 of Form N-1A permits Registrant to modify the narrative explanations provided in the Form if the explanation contains comparable information. Accordingly, Registrant respectfully declines to revise the introductory text to the Example as it believes the current introduction contains comparable information and is necessary to understand the presentation of the information.

11.	Comment: Please revise each Fund’s principal investment strategy to use the word “principally” rather than “primarily.”

Response: The requested change has been made.

12.	Comment: For each of the Rule 35d-1 Funds, please disclose that each Fund’s 80% policy applies to net assets plus borrowings for investment purposes.

Response: The requested change has been made.

13.	Comment: Please avoid the use of open-ended terms and phrases. Examples of such open-ended terms and phrases include:

a.	Certain Funds disclose in their “Principal Investment Strategies” section that they “usually, but not always” pursue certain strategies with respect to being fully invested. Please explain what “usually, but not always” means in plain English.

b.	The equity Funds disclose in their “Principal Investment Strategies” section that they invest in “derivatives, which typically include.…” Please list the specific types of derivatives in which the equity Funds invest.

c.	The Russell Global Opportunistic Credit Fund discloses in its “Principal Investment Strategies” section that it may enter into “certain types of derivatives.” Please specify in which types of derivatives this Fund invests.

d.	The Russell Strategic Bond Fund discloses in its “Principal Investment Strategies” section that it may invest a “significant portion of its assets in mortgage related securities.” Please explain what “significant portion” means in plain English.

e.	The Russell Global Infrastructure Fund’s definition of infrastructure in its “Principal Investment Strategies” section includes “other services.” Please specify in plain English which other services are included in this definition.

Response: Registrant has reviewed the documents for the use of open-ended terms and phrases. After reviewing and incorporating the revisions discussed below, Registrant believes that the disclosure is sufficiently detailed to provide adequate and useful information to both potential and current investors.

a.	Registrant believes that the phrase “usually, but not always” clearly and accurately reflects the Funds’ policies regarding being fully invested. The Funds will usually be fully invested, but a Fund may not be fully invested in the limited circumstances that a portfolio manager believes it is not practical or beneficial for the Fund. Accordingly, no changes have been made in response to this comment.

b.	Registrant notes that the “Principal Investment Strategies” section for each equity Fund enumerates the derivatives in which the Fund principally invests. While the equity Funds may non-principally invest in other types of derivative instruments, the universe of derivative instruments is subject to change and it is not practical to provide an exhaustive list of such non-principal derivative instruments. Accordingly, no changes have been made in response to this comment.

c.	Registrant notes that the “Principal Investment Strategies” section for the Russell Global Opportunistic Credit Fund enumerates the derivatives in which the Fund principally invests. While the Fund may non-principally invest in other types of derivatives instruments, the universe of derivative instruments is subject to change and it is not practical to provide an exhaustive list of such non-principal derivative instruments. Accordingly, no changes have been made in response to this comment.

d.	In response to this comment, Registrant has revised this sentence as follows: “The Fund invests in mortgage related securities, including mortgage-backed securities.”

e.	Registrant notes that the sentence containing “and other services required for the normal function of society” is meant to summarize the more detailed disclosure that follows regarding the specific services a Fund considers part of infrastructure. Accordingly, Registrant respectfully declines to revise this disclosure.

14.	Comment: Please delete any cross-references that appear pre-Item 8 unless required by the Form.

Response: Registrant respectfully declines to delete cross-references to the more fulsome disclosure in the statutory prospectus. While the Instructions to Form N-1A do not require such references, Registrant believes that the additional disclosure in the statutory prospectus provides shareholders with important information regarding the Funds and that omitting such references may suggest to shareholders that all information relating to the Funds is contained in the summary.

15.	Comment: Each equity Fund lists “Counterparty Risk” as a principal risk. Please confirm that this is a principal risk of each Fund and revise the principal strategies to specify the specific securities that expose the Funds to counterparty risk.

Response: The equity Funds are exposed to counterparty risk as a result of their investments in derivatives, short sales and forward currency contracts. However, Registrant has removed “Counterparty Risk” as a principal risk for each of the equity Funds that are exposed to counterparty risk solely from their investments in derivatives, because counterparty risk is already included in each equity Fund’s “Derivatives” risk.

17.	Comment: Please revise the Average Annual Total Returns table for each Fund to include the parenthetical “(reflects no deduction for fees, expenses or taxes)” after a benchmark’s name as required by Item 4 of Form N-1A.

Response: The requested change has been made.

18.	Comment: For the Russell Quantitative Equity Fund, please clarify whether REITs are part of the 80% basket or the 20% basket and confirm that REITs are a principal investment of the Fund.

Response: Registrant notes that the REITs in which the Fund invests are a type of equity security and therefore comprise part of the 80% basket. Accordingly, no changes have been made in response to this comment.

19.	Comment: In the “Principal Investment Strategies” section for the Russell U.S. Quantitative Equity Fund, please specify which benchmarks are assigned to each money manager.

Response: As is disclosed in the “Principal Investment Strategies” section, RIMCo may assign a money manager a specific benchmark other than the Fund’s index. However, the Fund’s primary index remains the benchmark for the Fund and is intended to be representative of the aggregate of the money managers’ benchmark indices. Therefore, Registrant believes that the “Principal Investment Strategies” section for the Russell U.S. Quantitative Equity Fund contains sufficient information for prospective and current investors and respectfully declines to make any changes in response to this comment.

20.	Comment: The first sentence of the Russell U.S. Small Cap Equity Fund’s “Principal Investment Strategies of the Fund” section appears to contradict its 80% policy by referencing micro capitalization stocks in addition to small capitalization stocks. Please revise this disclosure to accurately describe the Fund’s 80% policy.

Response: Registrant notes that the “Principal Investment Strategies” section for the Russell U.S. Small Cap Equity Fund defines small and micro capitalization stocks as “stocks of those companies within the capitalization range of the Russell 2000® Index” and “[s]tocks of companies within the capitalization range of the smallest 1,000 companies in the Russell 2000® Index,” respectively. Thus, for purposes of the Fund’s 80% policy, micro capitalization stocks are a subset of small capitalization stocks and Registrant believes that the first sentence of the Fund’s “Principal Investment Strategies of the Fund” section is consistent with this policy. Registrant has not made any changes in response to this comment.

21.	Comment: In the “Principal Investment Strategies of the Fund” section for each Fund that includes a capitalization size in its name, please include a definition of that capitalization size and the source of that definition (e.g., the adviser).

Response: For each Fund that includes a capitalization size in its name, the range of market capitalization constituting each capitalization size is included in the “Principal Investment Strategies” section of the prospectus. Registrant does not believe this level of detail is consistent with the Commission’s guidance for content of the summary, which states that “the information required in the summary section … is key information that is important to an investment decision.”1 Accordingly, Registrant respectfully declines to revise the disclosure.

22.	Comment: Please delete the footnote to the Average Annual Total Returns table for the Russell U.S. Small Cap Equity Fund, as it neither permitted nor required by the Form.

Response: In the event that a Fund selects an index for inclusion in the Average Annual Total Returns table that differs from the index selected in the immediately preceding period, Instruction 2(c) to Item 4 of Form N-1A requires that the Fund explain the reason for selecting a different index. The Russell U.S. Small Cap Equity Fund includes this footnote to explain the selection of its new index. Accordingly, no change has been made in response to this comment.

23.	Comment: For Funds with the words “Global” or “International” in their names, please disclose each Fund’s 40% (or 80%) policy in their “Principal Investment Strategies of the Fund” sections of the prospectus.

Response: The International Developed Markets Fund discloses its policy to invest “at least 80% of the value of its net assets in companies that are located in countries (other than the U.S.) with developed markets or that are economically tied to such countries” in the “Principal Investment Strategies of the Fund” section of the risk/return summary. The global Funds disclose their 40% policies in their “Principal Investment Strategies” sections. Pursuant to Item 4(a) of Form N-1A, the “Principal Investment Strategies of the Fund” section is designed to “summarize how the Fund intends to achieve its investment objectives by identifying the Fund’s

[1]	SEC Release No. 33-8998.

principal investment strategies….” Registrant believes that each Fund’s current “Principal Investment Strategies of the Fund” disclosure accurately summarizes the Fund’s 40% policy, as fully described in its “Principal Investment Strategies” disclosure. Accordingly, Registrant respectfully declines to make any changes in response to this comment.

24.	Comment: For each of the bond Funds, please disclose who rates the bonds in which the Funds invest (e.g., an NRSRO) and whether the Funds invest in unrated bonds in the “Principal Investment Strategies of the Fund” section.

Response: The “Principal Investment Strategies of the Fund” section for each Fund contains disclosure regarding the entities that rate the bonds in which the bond Funds invest. Registrant does not believe this level of detail would be key to an investment decision, and therefore, including such detail would not be consistent with the Commission’s guidance for content of the summary. Accordingly, Registrant respectfully declines to revise the disclosure.

25.	Comment: In the “Principal Risks of Investing in the Funds” section, please create separate capitalization size risks instead of including such risks within “Equity Securities” risk.

Response: Registrant respectfully declines to create separate capitalization size risks given that the current disclosure discusses such risks and, per Item 4(b) of Form N-1A, “summarize[s] the principal risks of investing in the Fund….”

26.	Comment: Please add a 40% policy to the Russell International Developed Markets Fund’s principal investment strategy.

Response: The Russell International Developed Markets Fund discloses its policy to invest “at least 80% of the value of its net assets in companies that are located in countries (other than the U.S.) with developed markets or that are economically tied to such countries” in the “Principal Investment Strategies of the Fund” section. Accordingly, Registrant respectfully declines to make any changes in response to this comment.

27.	Comment: The Russell Global Opportunistic Credit Fund may invest in “synthetic foreign fixed income securities.” Please define “synthetic foreign fixed income security” in plain English.

Response: Registrant respectfully notes that the “Principal Investment Strategies” section discloses that synthetic foreign fixed income securities “…may be referred to as international warrants, local access products, participation notes or low exercise price warrants.” Registrant believes that this information is sufficient for potential and current investors and respectfully declines to revise its disclosure in response to this comment.

28.	Comment: For the Russell Tax-Managed U.S. Mid & Small Cap Fund, please clarify whether REITs are included in the 80% basket or the 20% basket and confirm that REITs are principal investments of the Fund.

Response: Registrant notes that REITs in which the Fund invests are a type of equity security and therefore comprise part of the 80% basket. Accordingly, no changes have been made in response to this comment.

29.	Comment: Please note that the Russell Investment Grade Bond Fund’s summary appears twice in the 485(a) filing.

Response: Registrant has corrected this error.

30.	Comment: Please clarify in the “Principal Investment Strategies” section whether the Russell Global Opportunistic Credit Fund’s 80% policy applies to net or total assets.

Response: The requested change has been made.

31.	Comment: In the “Principal Investment Strategies” section for each relevant Fund, please revise the disclosure regarding how the Funds determine if a security is “economically tied” to a particular country, region or group of countries to refer to “50% or more of an issuer’s revenues” rather than “a majority.”

Response: In response to this comment, Registrant has revised its disclosure in each relevant Fund’s “Principal Investment Strategies” section to reflect that each Fund determines that a security is economically tied to a particular country, region or group of countries if “more than 50%” of the issuer’s revenues are generated in that country, region or group of countries. Registrant respectfully declines to revise the disclosure to reference “50% or more” as it believes that a majority constitutes more than 50%.

32.	Comment: The “Principal Investment Strategies of the Fund” section of the Russell Strategic Bond Fund states that it may invest in “fixed income securities issued or guaranteed by the U.S. government and, to a lesser extent by non-U.S. governments, or by their respective agencies and instrumentalities.” Please clarify whether “respective agencies and instrumentalities” modifies the U.S. government or both U.S. and non-U.S. governments. Additionally, in the “Principal Investment Strategies” section, please specify the agencies and instrumentalities to which this refers and their attendant risks.

Response: In response to this comment, Registrant has revised this phrase as follows:

“… fixed income securities issued or guaranteed by the U.S. government or, to a lesser extent by non-U.S. governments, or by any U.S. government or non-U.S. government agency or instrumentality…”

Registrant believes that the Fund’s disclosure regarding agencies and instrumentalities in its “Principal Investment Strategies” section contains sufficient information for prospective and current investors and, therefore, respectfully declines to make any changes in response to this comment.

33.	Comment: Please disclose how often the Russell Strategic Bond Fund’s benchmark reconstitutes.

Response: As disclosed in the “Principal Investment Strategies of the Fund” section, the Russell Strategic Bond Fund intends to maintain a duration length within a 20% range of the Barclays Capital U.S. Aggregate Bond Index. Registrant respectfully declines to make any changes in response to this comment as it believes that, given the Fund’s investment objective and strategies, the frequency with which the index reconstitutes is not relevant information for prospective or current investors.

34.	Comment: In Item 9, please disclose the terms of the bonds in which the bond Funds invest (e.g., resets, interest payments, fixed/variable, etc.).

Response: Registrant believes that the Funds’ current disclosure regarding the bonds in which the Funds invest contains sufficient information for potential and current investors. Accordingly, Registrant respectfully declines to revise the disclosure in response to this comment.

35.	Comment: For the Russell Investment Grade Bond Fund, please disclose what happens in the event that a bond it holds is downgraded below investment grade (i.e., will the adviser sell the bond?).

Response: In the introductory text to the “Investment Objectives and Investment Strategies” section of the Prospectus, Registrant discloses that: “Unless otherwise stated, all percentage and credit quality limitations on Fund investments listed in this Prospectus apply at the time of investment.” Registrant believes this disclosure is sufficient and respectfully declines to make any changes in response to this comment.

36.	Comment: Please revise the phrase “[a] majority of the Fund’s assets are U.S. dollar denominated” in the Russell Short Duration Bond Fund’s “Principal Investment Strategies” section to explain in plain English what “majority” means.

Response: In response to this comment, Registrant has revised this sentence to read:

“More than 50% of the Fund’s assets are U.S. dollar denominated but the Fund also invests in non-U.S. fixed income securities that are non-U.S. dollar denominated, including emerging markets debt securities.”

37.	Comment: For any Fund that invests in derivatives, please disclose the purposes for which the Fund may invest in derivatives (e.g., hedging, speculation, or investment purposes).

Response: Registrant confirms that the Funds’ disclosure describes the purposes for which each Fund may invest in derivatives. Accordingly, Registrant has not made any changes in response to this comment.

38.	Comment: Please clarify the Russell Short Duration Bond Fund’s 80% policy, which currently applies to “bonds” and not “short duration bonds.”

Response: According to the “Frequently Asked Questions about Rule 35d-1” that is available on the Commission’s website, “[a] fund that uses a name suggesting that its bond portfolio has a particular duration is not required to invest at least 80% of its assets in bonds of that duration.” Accordingly, Registrant respectfully declines to make any changes in response to this comment.

39.	Comment: Please clarify whether the Russell Global Infrastructure Fund’s 80% policy applies to net or total assets.

Response: The requested change has been made

40.	Comment: Please revise the Large Redemptions and Subscriptions risk factor to explain in plain English what “asset allocation programs” are and what risks they entail.

Response: Registrant believes that the current disclosure contains sufficient information regarding the risks of large redemption activity for potential and existing investors. Accordingly, Registrant respectfully declines to revise the disclosure in response to this comment.

41.	Comment: In the “Investment Objectives and Investment Strategies of the Fund” section, please provide additional disclosure regarding the “reasonable notice” shareholders will receive when there is a material change in a Fund’s investment objective. Specifically, please disclose whether there is a specific time period (e.g., 60 days) that constitutes “reasonable notice.”

Response: Registrant will generally mail notice to shareholders of any material change in a Fund’s investment objective at least 30 days in advance of the change. However, this notice period depends on the facts and circumstances and will vary. Accordingly, Registrant respectfully declines to make any changes in response to this comment.

42.	Comment: Please revise the disclosure under “Additional Information About How to Purchase Shares” to clarify that if a shareholder places an order with a Financial Intermediary by 4 p.m., the shareholder will receive that day’s net asset value.

Response: In response to this comment, Registrant has added the following sentence to the end of the first paragraph under the “Offering Dates and Times” section in the “Additional Information About How to Purchase Shares” portion of the Prospectus:

“Fund agents and Financial Intermediaries may have earlier purchase order cut off times to allow them to deliver purchase orders to the Funds prior to the Funds’ order transmission cut off time. Please verify your purchase order cut off time with your Financial Intermediary.”

43.	Comment: In the last sentence of the third paragraph of the Investment Objective and Investment Strategies section, please clarify that the “…additional securities and investment strategies that may be used by the Funds…” are non-principal.

Response: In response to this comment, Registrant has revised this sentence as follows:

“Please see the Statement of Additional Information for additional information about the securities and investment strategies described in this Prospectus and about additional securities and non-principal investment strategies that may be used by the Funds.”

44.	Comment: In the “Additional Information about How to Redeem Shares” section, please add a definition of “proper form.”

Response: Registrant believes that its disclosure with respect to the redemption procedures for Fund Shares is clear and provides sufficient information for both potential and existing investors. Accordingly, Registrant respectfully declines to make the requested additional disclosure.

45.

Comment: Please confirm that all non-principal investment strategies and risks are disclosed in the SAI. Moreover, to the extent that principal investment strategies and risks are disclosed in the SAI, please confirm that all principal investment strategies and risks are also disclosed in the corresponding Prospectus or revise accordingly. To the extent that principal risks and strategies are disclosed in the SAI, please ensure they are clearly distinguished and identified as such (e.g., through the use of headings, etc.).

Response: Registrant confirms that all non-principal investment strategies and risks are disclosed in the SAI. Registrant further confirms that all principal risks disclosed in the SAI are also disclosed in the corresponding Prospectus. Finally, Registrant confirms that the principal and non-principal risks are appropriately distinguished from one another.

46.	Comment: In Investment Restriction 3, please revise the phrase “purchasing or selling commodity-linked derivative instruments including, but not limited to…” to specify each of the commodity-linked derivative instruments.

Response: In response to this comment, Registrant has revised this sentence as follows:

“This restriction shall not prevent the Russell Commodity Strategies Fund from purchasing or selling commodity-linked derivative instruments, including swap agreements and commodity-linked structured notes, options, futures contracts with respect to indices or individual commodities and option on futures contracts, or from investing in securities or other instruments backed by physical commodities or by indices.”

47.	Comment: The Investment Restrictions disclose how the Russell Global Infrastructure Fund defines an “industry.” Please confirm that this disclosure is in the prospectus, or add it.

Response: The Funds are not required to include this type of disclosure in the Prospectus. Accordingly, Registrant respectfully declines to make any changes in response to this comment.

48.	Comment: Please disclose in each SAI what the Funds will do when they reach the 15% limit on illiquid securities and the 33 1/3% limit on borrowing. Specifically, please review the Staff’s guidance regarding reducing a Fund’s illiquid investments once the 15% limit is reached.

Response: Registrant notes that, with respect to the limit on illiquid securities, the “Investment Strategies and Portfolio Instruments” section of the SAI currently states that the limitation is applied at the time of purchase. With respect to borrowings, the “Investment Restrictions, Policies and Certain Investments” section of the SAI currently states that the restriction applies constantly and not only at the time a borrowing is made. Registrant believes this disclosure is sufficient, is consistent with Staff guidance and respectfully declines to make any changes in response to this comment.

49.	Comment: With respect to the Target Portfolio Funds, each Fund’s “Principal Investment Strategies of the Fund” section disclosure regarding its investments is currently limited to allocations among the underlying funds. Please add disclosure regarding the types of securities in which the underlying funds invest. Additionally, please clarify what “real assets” are.

Response: Each Target Portfolio Fund’s “Principal Investment Strategies of the Fund” section has been revised to include the following additional disclosure:

“As a result of its investments in the Underlying Funds, the Fund indirectly invests principally in U.S. and non-U.S. equity and fixed income securities and derivatives. A real asset is a tangible or physical asset that typically has intrinsic value, including land, property, equipment, raw materials or infrastructure.”

50.	Comment: Please state in the “Principal Investment Strategies” section of the Target Portfolio prospectus that shareholders may invest directly in the underlying funds.

Response: The requested change has been made.

51.	Comment: For each Target Portfolio Fund, please add disclosure regarding the duplication of fees present for a fund of funds that invests in affiliated underlying funds.

Response: Registrant respectfully notes that each Fund’s “Annual Fund Operating Expenses” table and the accompanying footnotes, particularly the “Acquired Fund Fees and Expenses” line item, clearly disclose each Fund’s fee structure. Additionally, the impact of fees in a fund of funds structure is the same whether or not the underlying funds are affiliated with the funds of funds. Accordingly, Registrant respectfully declines to revise the disclosure in response to this comment.

52.	Comment: Please confirm that the Conservative Strategy Fund can gain exposure to junk bonds through its investments in the fixed income Underlying Funds. This seems incongruous with a “conservative” strategy.

Response: Registrant confirms that, as a result of its combined exposure to the investments in the fixed income Underlying Funds, the Conservative Strategy Fund may indirectly invest in junk bonds. Registrant respectfully submits that, given the Fund’s relatively high asset allocation to fixed income Underlying Funds, the Fund’s strategy is consistent with a “conservative” strategy.

53.	Comment: Each Fund has an extensive list of risks. Please confirm that each Fund’s list of risks is appropriate. In addition, please confirm that each risk listed in the “Principal Risks of the Fund” section has a corresponding strategy in the “Principal Investment Strategies of the Fund” section.

Response: Registrant confirms that each Fund’s list of risks is appropriate and that each risk listed in the “Principal Risks of the Fund” section has a corresponding strategy in the “Principal Investment Strategies of the Fund” section as a result of its allocations to the Underlying Funds.

54.	Comment: For the Moderate Strategy and Conservative Strategy Funds, please explain in the “Principal Investment Strategies of the Fund” section what makes the fund “moderate” or “conservative,” respectively.

Response: In response to this comment, Registrant has added the following language to the end of the first paragraph of the “Principal Investment Strategies of the Fund” section for the Conservative Strategy Fund:

“Russell Investment Management Company (“RIMCo”), the Fund’s investment adviser, considers this Fund to be a “conservative” fund due to its investment objective and asset allocation to fixed income Underlying Funds.”

Additionally, Registrant has added the following language to the end of the first paragraph of the “Principal Investment Strategies of the Fund” section for the Moderate Strategy Fund:

“Russell Investment Management Company (“RIMCo”), the Fund’s investment adviser, considers this Fund to be a “moderate” fund due to its investment objective and asset allocation to fixed income and equity Underlying Funds.”

55.	Comment: In the Equity Growth Strategy Fund’s “Principal Investment Strategies of the Fund” section, please modify the sentence “The Fund’s approximate target strategic allocation as of February 29, 2012 is 80% to equity Underlying Funds, 5% to fixed income Underlying Funds and 15% to real asset Underlying Funds” to clearly and definitively state that the Fund will invest at least 80% of its assets in equity Underlying Funds pursuant to Rule 35d-1 (e.g., “The Fund will invest 80% of its assets in equity Underlying Funds…”).

Response: Registrant respectfully submits that the above-referenced sentence reflects the Fund’s allocations among the Underlying Funds and is not a recitation of the Fund’s 80% policy. The last sentence of the second paragraph of the Fund’s “Principal Investment Strategies of the Fund” section (“The Fund has a non-fundamental policy to invest, under normal circumstances, at least 80% of the value of its assets in shares of equity Underlying Funds.”) states the Fund’s 80% policy. In response to this comment, Registrant has added the following disclosure to the Fund’s “Principal Investment Strategies of the Fund” section to clarify how the Fund calculates its 80% policy:

“The Fund considers certain real asset Underlying Funds that invest predominantly in equity securities to be equity Underlying Funds for purposes of assessing compliance with this policy.”

56.	Comment: For the Target Date Funds, please clarify that as the Fund nears its target date, the assets of the Fund will decline, expenses will increase and shareholders may receive return of capital. Additionally, please acknowledge that you are aware of Investment Company Release No. 29301.

Response: Registrant respectfully declines to add disclosure regarding expenses increasing as the Fund nears its target date as the expenses of the Fund are capped and therefore such a statement would not be accurate. Additionally, there will not necessarily be a decrease in assets and a corresponding increase in expenses as a Fund approaches its target date. With respect to the return of capital concept, Registrant does not believe such disclosure is relevant for potential or current investors given each Fund’s investment objective and strategies. Registrant acknowledges its familiarity with Investment Company Release No. 29301 and notes that it has endeavored to incorporate its proposals in the Target Date Funds’ disclosure.

Please call me at (617) 728-7135 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Sincerely,

/s/ Jill R. Damon
Jill R. Damon

cc:	John V. O’Hanlon
Mary Beth Rhoden

Russell Investment Company

1301 2nd Avenue, 18th Floor

Seattle, Washington 98101

February 28, 2012

VIA EDGAR CORRESPONDENCE

Kimberly Browning, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Investment Company

Securities Act File No. 002-71299

Investment Company Act File No. 811-3153

Dear Ms. Browning:

In connection with your recent review of Post-Effective Amendment No. 162 (“PEA 162”) filed by Russell Investment Company (“Trust”) on December 7, 2011, the undersigned hereby acknowledges on behalf of the Trust that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in PEA 162 and Post-Effective Amendment No. 167 filed by the Trust on February 28, 2012;

•

Comments of the staff of the Securities and Exchange Commission (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•	the Trust may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Trust.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Jessica Gates
Jessica Gates
Assistant Secretary
Russell Investment Company